中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED
CHALCO

CORRESPONDENCE FILING.

October 20, 2014

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Aluminum Corporation of China Limited
Form 20-F for the Year Ended December 31, 2013
Filed April 1, 2014
Response Submitted September 19, 2014
File No. 001-15264

Dear Ms. Jenkins:

Aluminum Corporation of China Limited (the "**Company**" or "**we**") refers to the comments of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") on our Form 20-F filing for fiscal year ended December 31, 2013 dated August 13, 2014 and October 7, 2014 (the "**Comment Letters**"). We have included the Staff's comment in the Comment Letters and numbered our response accordingly:

Form 20-F for the Year Ended December 31, 2013
Item 4. Information on the Company, page 30
B. Business Overview, page 34

1. **We note your response to comment 2 from our letter dated August 13, 2014. We are unable to locate the calculations totaling 77.37 million tonnes of bauxite reserves for your Pingguo mine in the materials that were provided supplementally. Please advise.**

At the time of the Company's listing on the New York Stock Exchange (the "**NYSE**") in December 2001, we disclosed the Independent Mining Consultant's Report, prepared by SRK, an independent mining and engineering consultancy firm. The report disclosed the bauxite reserves and non-reserve bauxite resources held by the Company's mines and jointly operated mines as of December 31, 2000.

The Company submits that after its listing on the NYSE, the Company engaged two separate parties with extensive experience in the surveying of nonferrous metal minerals and assessment of nonferrous metal mineral resources and reserves in China and abroad. These entities, which were independent third parties of the Company, assessed the Company's bauxite reserve estimates and bauxite resources for each year (except 2004) for the purpose of submitting annual bauxite reserve estimates for the corresponding years. Each year's assessment is an update of the data of the previous year and reflects the changes in the data that occurred during the year.

Based on the past survey reports and in light of the latest bauxite mine exploration and mining production information, the Company estimates that the proven and probable bauxite reserves and bauxite resources from the mining rights of the Pingguo mine to be approximately 80.199693 million tonnes as of December 31, 2013.

On the basis of the development plan, the Pingguo mine has incorporated the entire 80.199693 million tonnes of bauxite resources into its 2014-2038 production plan. After considering the extraction loss rate, depletion rate, ore body floor and adjacent formation grade of each stope that is assessed, the calculated bauxite reserves estimates of the Pingguo mine as of December 31, 2013 was 77.37 million tonnes. Specifically, this supplemental information as of December 31, 2013 was substituted for the old information (as of December 31, 2012) to calculate the reserves held as of December 31, 2013. We note that this supplemental information included the proven and probable reserves within the scope of the mining rights, extraction loss rate, depletion rate, ore body floor and adjacent formation grade and adjusted production plan.

The principles and methods used in the above-mentioned bauxite reserves assessment are entirely consistent with the information disclosed in the Independent Mining Consultant's Report, prepared by SRK, which we disclosed at the time of our NYSE listing in December 2001.

Since the mining area of the Pingguo mine is large and expansive, totaling 186.19 square kilometers, it involves a total of 29 geological reports and production exploration reports and more than 3,000 drawings, such as topographic and geological drawings, reserve estimate drawings and cross-sections drawings. As most of these have not been imaged and are not electronically available, it would be very difficult to provide all of them. Accordingly, our reply dated September 19, 2014, which was provided to you in confidence, only included certain representative materials for your reference.

2. Additionally, please explain to us how you determined that the drillhole or sample spacing used in your reserve determination provided the geologic certainty for the classification of proven or probable reserves.

The Company respectfully submits that the resources and reserves were estimated based on the extent of continuous ore bodies as delimited by marginal grade, industrial grade, exploitable thickness and admissible maximum thickness of interlayer. The conditions for determining the bauxite reserves were as follows: (i) the mining rights to the mining area having been secured; (ii) the resource and reserve grades being proven and probable; (iii) consideration given to the effects of the extraction loss rate and depletion rate; and (iv) having been incorporated into the production plan. As for the extent of the ore bodies, they were determined by the exploration samples, which are of industrial grade, with a polygon formed by linking the actual sampling locations. The average ore grade was calculated by using the sample length weighting method.

The Company's bauxite deposits within China are classified into sedimentary diaspore deposits and accumulated diaspore deposits. SRK’s classifications for the reserves of the Pingguo mine have been based on the exploration net, and are generally indicated as follows:

(1) proven ore bodies were determined at 25m x 25m, 50m x 50m, 100m x 50m and 100m x 100m; and

(2) probable ore bodies were determined at 200m x 200m.

3. **We note your response to comment 3 from our letter dated August 13, 2014. Please tell under which category your economically recoverable reserves are reported with respect to the PRC Standards and the level of economic study that has been performed.**

The Company respectfully submits that the degree of economic viability of its economically recoverable reserves, after adjusting for confidence levels and offsetting for design and mining losses from the resources and reserves held, is generally economically viable. Based on an assessment report issued to us by external independent qualified exploration engineers (covering Wangwa mine, Wangwa No. 2 mine, Yintonggou mine and Yinxingyijing mine), the types of resources and reserves held in the aforementioned mines include proven economic basic reserves (111b), indicated economic basic reserves (122b), proven intrinsically economic resources (331), indicated intrinsically economic resources (332) and inferred intrinsically economic resources (333), of which:

Proven economic basic reserves (111b): means that in an area where the infill works have been done in accordance with the exploration stage requirements, the ore body has been delineated in detail in 3D space, the continuity of the ore body has been affirmed, the geological features of the deposit, ore quality and extraction technical conditions have been ascertained in detail, there are corresponding ore processing, dressing and smelting experimental results, and a feasibility study has been carried out, including study of the mining, dressing, smelting, economic, market, legal, environmental, social and government factors, and corresponding revisions have been made, validating that, at the time of the calculation, extraction was economic.

Indicated economic basic reserves (122b): means that in an area where the detailed survey stage work level requirements have been attained, the three-dimensional form of the ore body has essentially been delineated, the area of continuity of the ore body can be determined with a fair degree of certainty, the geological features of the deposit, ore quality and extraction technical conditions have basically been ascertained and the ore processing, dressing and smelting performance condition experimental results have been provided. For free-milling ore, the process for which is mature, the experimental results for the same type of mineral may be used. The results of the preliminary feasibility study indicate that extraction is economic.

Proven intrinsically economic resources (331): means that in an area where the exploration work level satisfies the exploration stage requirements, the geological assurance level is "proven", but neither a feasibility study nor a preliminary feasibility study has been carried out, only a preliminary study having been carried out, the degree of economic viability falls between economic and submarginal economic and the confidence level for the calculated resources is high.

Indicated intrinsically economic resources (332): means that in an area where the exploration work level satisfies the detailed survey stage requirements, the geological assurance level is "indicated", for the feasibility assessment only a preliminary study has been carried out, the degree of economic viability falls between economic and submarginal economic and the confidence level for the calculated resources is relatively high.

Inferred intrinsically economic resources (333): means that in an area where the exploration work level only satisfies the prospecting stage requirements, the geological assurance level is "inferred", the resources are calculated based only on limited data, and the confidence level is low. For the feasibility assessment, only a preliminary study has been carried out, and the degree of economic viability falls between economic and submarginal economic.

4. **We note your response to comment 4 from our letter dated August 13, 2014 and we reissue the comment. Please replace the term production with a term such as extraction until you have defined a proven or probable reserve.**

In response to your comments, the Company will revise "commercial production" to "extraction" in its future disclosures.

* * *

In addition, the Company acknowledges and confirms that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above reply responsive and helpful. Please contact us if you have any questions regarding the above. Thank you in advance for you assistance in this matter.

Yours sincerely,

Xu Bo
Secretary to the Board
Aluminum Corporation of China Limited

cc: Lance Chen, Baker & McKenzie
Christopher Shen, Baker & McKenzie